SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 28, 2004

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If“Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated July 28, 2004 re: Partner Communications reports strong second quarter 2004 results, attaching full financial report.

PARTNER COMMUNICATIONS REPORTS
STRONG SECOND QUARTER 2004 RESULTS

COMPANY POSTS RECORD QUARTERLY REVENUES, EBITDA AND
INCOME BEFORE TAXES

INCOME BEFORE TAXES UP 29% FROM Q2 2003

MAALOT RAISES COMPANY’S CREDIT RATING TO AA-

Rosh Ha’ayin, Israel, July 28th, 2004 – Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, today announced its results for the second quarter ended June 30th, 2004. For the second quarter 2004, Partner reported net income of NIS 133.4 million (US$ 29.7 million) and income before taxes of NIS 199.8 million, as compared to net income and income before taxes of NIS 155.1 million in the second quarter 2003. The Company reported second quarter 2004 revenues of NIS 1,254.6 million (US$ 279.0 million) as compared to NIS 1,077.2 million in the second quarter 2003. Partner reported cash flow from operating activities net of investing activities for the second quarter 2004 of NIS 140.4 million (US$ 31.2 million), as compared to NIS 130.6 million reported in the second quarter 2003.

Q2 2004 vs. Q2 2003 Comparison
	Q2 2004	Q2 2003	Change

Revenues (NIS millions)	1,254.6	1,077.2	16.5%
EBITDA (NIS millions)	401.7	348.2	15.4%
Operating Profit (NIS millions)	265.8	218.0	21.9%
Income before Taxes (NIS millions)	199.8	155.1*	28.8%
Net Income (NIS millions)	133.4	155.1	(14.0%	)
Cash flow from operating activities net of investing activities (NIS millions)	140.4	130.6	7.5%
Subscribers (thousands)	2,202	1,949	13.0%
Estimated Market Share (%)	32%	29%	3.0%
Quarterly Churn Rate (%)	3.3%	3.5%	(0.2%	)
Average Monthly Usage per Subscriber (in minutes)	283	277	2.2%
Average Monthly Revenue per Subscriber (NIS)	171	171	--
Average Subscriber Acquisition Costs (NIS)	293	452	(35.2%	)
* Q2 2003 did not include a provision for income taxes

Commenting on the second quarter results, Amikam Cohen, Partner’s CEO said: “The second quarter of 2004 was another record quarter for Partner. Partner’s excellent financial and operational performance this quarter was fueled by the quality of our network, our undivided focus on customer service and our innovative wire free solutions for the Israeli market. For the second consecutive year, Globes, an Israeli business daily newspaper, chose our brand as the leading telecom brand in Israel, and as the number two overall brand, second to Coca Cola. These factors enabled us to continue to grow our subscriber base and drive value for our shareholders. We expect to continue our momentum and further enhance our network performance and quality of service to our customers when we commercially launch our 3G network later this year.”

Financial Review

Partner’s Q2 2004 revenues totaled NIS 1,254.6 million (US$ 279.0 million), up 16.5% from NIS 1,077.2 million in Q2 2003 and 3.0% from NIS 1,218.6 million in Q1 2004. Increased revenues as compared to the second quarter last year were driven primarily by a larger subscriber base and increasing minutes of use. As compared to Q1 2004, the increase was driven by a 3.9% growth in service revenues offset by lower revenues from handset sales. Data and content revenues for Q2 2004 were 7.0% of total revenues, compared to NIS 6.9% of total revenues in Q2 2003 and 6.8% in Q1 2004.

Cost of revenues in Q2 2004 increased by 16.7% to NIS 863.7 million (US$ 192.1 million), versus NIS 739.8 million in Q2 2003. The increase was driven primarily by variable costs, such as interconnect charges and handset costs, relating to the higher service and equipment revenue levels. Compared to Q1 2004, cost of revenues increased marginally by 0.9% from NIS 855.7 million. The modest change from Q1 2004 was derived from higher variable costs relating to higher service revenue levels in Q2 offset by lower handset sales in Q2 2004.

Selling and marketing expenses decreased by 5.9% in Q2 2004, totaling NIS 76.5 million (US$ 17.0 million) versus NIS 81.3 million in Q2 2003. Compared to Q1 2004, selling and marketing expenses decreased by 16.6% from NIS 91.7 million. Q1 2004 expenses included expenses incurred in making changes to our sales distribution network.

General and administrative expenses in Q2 2004 totaled NIS 48.6 million (US$ 10.8 million) compared to NIS 38.1 million in Q2 2003, an increase of 27.6%. Compared to Q1 2004, general and administrative expenses, increased by 35.4% from NIS 35.9 million. This increase includes approximately NIS 3 million of costs incurred in the Company’s attempt to purchase a controlling interest in Matav. These costs were expensed since the Memorandum of Agreement between the parties relating to this transaction expired and negotiations were discontinued. In addition in Q2 2004, deferred charges of approximately NIS 4.8 million comprised primarily of legal and accounting fees incurred in 2001, in preparing and maintaining the Company’s shelf registration with the US Securities and Exchange Commission were expensed. According to Mr. Alan Gelman, Partner’s Chief Financial Officer: “Although we intend to maintain the shelf registration, these deferred charges were expensed since the Company believes that the probability of issuing securities utilizing the shelf registration in the near future is low.”

Operating profit increased to NIS 265.8 million (US$ 59.1 million) from NIS 218.0 million in Q2 2003, an increase of 21.9%. Operating profit for Q2 2004 as a percentage of revenues increased to 21.2% from 20.2% in Q2 2003. The Company recorded record quarterly EBITDA of NIS 401.7 million as compared to EBITDA in Q2 2003 of NIS 348.2 million, an increase of 15.4%. Q2 2004 EBITDA was 9.2% higher than Q1 2004 EBITDA of NIS 367.8 million. EBITDA for Q2 2004 as a percentage of revenues decreased slightly to 32.0% from 32.3% in Q2 2003 and increased from 30.2% in Q1 2004.

Financial expenses in Q2 2004 were NIS 66.0 million (US$ 14.7 million), up 4.9% from NIS 62.9 million in Q2 2003. Financial expenses decreased 24.1% from NIS 87.0 million in Q1 2003. The decrease in financial expenses in Q2 2004 as compared to Q1 2004 were driven primarily by a stronger Shekel, which reduced foreign currency exchange differences related to our US$ 175 million dollar denominated senior subordinated notes.

In Q2 2004, the Company had net income of NIS 133.4 million (US$ 29.7 million), or NIS 0.72 (US$ 0.16) per ADS or per share, compared to NIS 155.1 million, or NIS 0.85 per share or per ADS for Q2 2003 and NIS 91.8 million, or NIS 0.5 per share or per ADS for Q1 2004. Net income for the second quarter of 2004 was lower than the second quarter of 2003 since the second quarter of 2003 did not include a provision for income taxes as the Company did not record income taxes until Q4 2003 when it recorded a deferred tax asset derived from its carryforward tax losses.

“We are very pleased with our financial performance for Q2 2004” said Mr. Gelman. “We continued to achieve strong results, healthy margins, grow our revenues, generate cash flow, and improve our financial position.”

Funding and Investing Review

In Q2 2004, the Company generated free cash flow for the ninth consecutive quarter, and reduced its bank debt by NIS 146.8 million (US$ 32.6 million). Over the past nine quarters the Company reduced its bank debt by NIS 1,066.8 million. Cash flow from operating activities net of investing activities totaled NIS 140.4 million (US$ 31.2 million) in Q2 2004, compared to NIS 130.6 million in Q2 2003 and NIS 84.0 million in Q1 2004. As of the end of Q2 2004, the US dollar equivalent of US$ 348 million had been drawn from total availability on the Company’s bank facility of US$ 583 million.

Commenting on the Company’s credit position, Mr. Gelman said:
“As a result of our strong cash flows and improving credit matrices, we elected, at the end of Q2, to reduce the credit available to us under the facility by US$100 million”. He added that the Company is evaluating a number of alternatives to refinance its US$ 175 million 13% subordinated notes callable in August 2005. “Among the alternatives, we are discussing with the banks their willingness to refinance the notes with additional bank debt. Consequently, we are currently maintaining US$ 235 million of additional availability in our bank facility.”

The Israeli credit rating agency “Maalot”, an affiliate of Standard & Poor’s, announced today that it is raising the investment grade corporate rating of the Company from A+ to AA-.

Mr Gelman added: “The rating increase is further evidence of the strengthening of our financial position and credit worthiness, and we expect it to facilitate achieving more advantageous credit terms in the future”.

Net capital expenditures totaled NIS 156.2 million (US$ 34.7 million) in Q2 2004, 12.5% of revenues, up from NIS 61.2 million in Q2 2003, 5.7% of revenues. This resulted mainly from the Company’s increased spend on its 3G network. In comparison, net capital expenditures totaled NIS 144.4 million in Q1 2004, 11.8% of revenues. Capital expenditures for the first six months of 2004 include approximately NIS 182 million for its third generation network.

Operational Review

The Company added approximately 38 thousand net active subscribers in Q2 2004 as compared to approximately 55 thousand in Q2 2003 and approximately 62 thousand in Q1 2004. The decrease in net subscriber activations in Q2 2004 resulted primarily from lower levels of activations in the post-paid private sector, offset by higher levels of activations in the business sector. The lower level of net activations in the post-paid private sector is primarily a result of a more penetrated market. Net business sector activations accounted for approximately 40% of net activations in Q2 2004 as compared to 17% of the Company’s active subscriber base as of June 30, 2004. The Company’s active subscriber base as of June 30, 2004 totaled 2,202,000, representing an estimated market share of 32% versus 29% at the end of Q2 2003. It was comprised of 379,000 business subscribers (17% of the base), 1,145,000 post-paid private subscribers (52% of the base) and 678,000 prepaid subscribers (31% of the base).

The quarterly churn rate for Q2 2004 decreased to 3.3%, compared to 3.5% in Q2 2003 and 3.3% in Q1 2004.

ARPU for the second quarter of 2004 was NIS 171 (US$ 38.0), compared to NIS 171 for Q2 2003 and NIS 168 for Q1 2004. Average MOU for the quarter was 283 minutes compared to 277 minutes per month for Q2 2003 and 280 minutes per month in Q1 2004.

The average cost of acquiring new subscribers (SAC) in Q2 2004 was NIS 293 (US$ 65.2), compared to NIS 452 in Q2 2003 and NIS 267 in Q1 2004. The Company corrected certain allocations within cost of revenues in Q1 2004 and reduced the reported SAC for Q1 2004 to NIS 267 from NIS 308 originally reported. SAC increased in Q2 2004 relative to Q1 2004 primarily due to the increased proportion of activations in the business sector.

Outlook and Guidance

Commenting on the Company’s outlook, Mr. Gelman said: “The Company is continuing according to its plan with the build-out of its 3G network towards its expected commercial launch towards year end. Commencing with the commercial launch, the Company will incur additional depreciation and amortization charges on its 3G network and license. In addition, there will be incremental operational, selling and marketing costs associated with the launch of these services. The impact on our financial results will depend on the ultimate timing of the commercial launch.”

Mr. Gelman added that: “We will continue to drive shareholder value by building upon our core drivers – our robust network, our strong brand, and our focus on customer service. In Q3 2004, as compared to Q2 2004, we expect to show further improvement in our operating profit and margins, seasonally higher MOU and ARPU and similar SAC levels.” He added that; “Year-end subscriber levels should be in line with the guidance given the market of 7-8% annual growth from 2003.”

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s second-quarter results on Wednesday, July 28th, 2004, at 18:00 Israel local time (11AM Eastern time). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.investors.partner.co.il.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends until midnight on August 5th, 2003.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its B>GSM/GPRS based services and the development of wirefree applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to more than 2.2 million subscribers in Israel. Partner subscribers can use roaming services in 308 destinations using 140 GSM networks. The Company was awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information: http://www.investors.partner.co.il

Notes: Some of the information in this release contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target,” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

—	Uncertainties about the degree of growth in the number of consumers using wireless personal communications services and in the number of residents;
—	The risks associated with the implementation of a third-generation network and business strategy, including risks relating to the operations of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;
—	The impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;
—	The introduction or popularity of new products and services, including prepaid phone products, which could increase churn;
—	The effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change the customer mix, profitability and average revenue per user;
—	The availability and cost of capital and the consequences of increased leverage;
—	The risks and costs associated with the need to acquire additional spectrum for current and future services;
—	The risks associated with technological requirements, technology substitution and changes and other technological developments;
—	Fluctuations in exchange rates;
—	The results of litigation filed or to be filed against us; and
—	The possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;
—	As well as the risk factors specified under the heading “Risk Factors” in our 2003 annual report on form 20-F filed with the SEC on April 30th, 2004.

The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for Q2 2004 are unaudited.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at June 30th, 2004: US $1.00 equals NIS 4.497. The translations were made purely for the convenience of the reader.

Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.
Reconciliation between our cash flows from operating activities and EBIDTA is presented in the attachedsummary financial statements.

Contacts:

Mr. Alan Gelman		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, Investor and International Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail: alan.gelman@orange.co.il		E-mail: dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	4,954	3,774	1,102	839
Accounts receivable:
Trade	551,131	482,141	122,555	107,214
Other	58,012	56,543	12,900	12,573
Inventories	154,761	102,861	34,414	22,873
Deferred income taxes	211,859	220,000	47,111	48,922

T o t a l current assets	980,717	865,319	218,082	192,421

INVESTMENTS AND LONG-TERM
RECEIVABLES:
Accounts receivables - trade	46,285	13,906	10,292	3,092
Funds in respect of employee rights upon retirement	67,262	58,724	14,957	13,059

	113,547	72,630	25,249	16,151

FIXED ASSETS, net of accumulated depreciation
and amortization	1,771,920	1,694,584	394,023	376,826

LICENSE AND DEFERRED CHARGES,
net of amortization	1,355,515	1,325,948	301,427	294,852

DEFERRED INCOME TAXES	301,172	413,752	66,972	92,006

	4,522,871	4,372,233	1,005,753	972,256

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term bank loans		119,853		26,652
Accounts payable and accruals:
Trade	519,765	387,818	115,580	86,239
Other	232,212	252,585	51,637	56,167

T o t a l current liabilities	751,977	760,256	167,217	169,058

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	1,570,728	1,687,215	349,283	375,187
Notes payable	786,975	766,325	175,000	170,408
Liability for employee rights upon retirement	86,597	76,506	19,257	17,013
Asset retirement obligations	6,803	6,367	1,513	1,416

T o t a l long-term liabilities	2,451,103	2,536,413	545,053	564,024

T o t a l liabilities	3,203,080	3,296,669	712,270	733,082

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2003 and
June 30, 2004 - 235,000,000 shares;
issued and outstanding - December 31, 2003 -
182,695,574 shares and June 30, 2004 -
183,461,591 shares	1,835	1,827	408	406
L e s s - receivable in respect of shares	(852)	(4,374)	(189)	(972)
Capital surplus	2,317,188	2,303,055	515,274	512,131
Deferred compensation	(1,179)	(2,509)	(262)	(558)
Accumulated deficit	(997,201)	(1,222,435)	(221,748)	(271,833)

T o t a l shareholders' equity	1,319,791	1,075,564	293,483	239,174

	4,522,871	4,372,233	1,005,753	972,256

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30,		3 month period ended June 30,		6 month period ended June 30, 2004	3 month period ended June 30, 2004
	2004	2003	2004	2003
	( U n a u d i t e d )
	In thousands (except per share data)

REVENUES - net :
Services	2,233,864	1,943,108	1,138,254	1,003,137	496,745	253,114
Equipment	239,362	165,397	116,326	74,102	53,227	25,867

	2,473,226	2,108,505	1,254,580	1,077,239	549,972	278,981

COST OF REVENUES :
Services	1,393,048	1,240,561	709,562	618,002	309,773	157,785
Equipment	326,341	279,582	154,161	121,829	72,568	34,281

	1,719,389	1,520,143	863,723	739,831	382,341	192,066

GROSS PROFIT	753,837	588,362	390,857	337,408	167,631	86,915
SELLING AND MARKETING EXPENSES	168,228	159,574	76,504	81,282	37,409	17,012
GENERAL AND ADMINISTRATIVE EXPENSES	84,494	80,453	48,553	38,099	18,789	10,797

OPERATING PROFIT	501,115	348,335	265,800	218,027	111,433	59,106
FINANCIAL EXPENSES - net	153,039	158,414	66,011	62,926	34,031	14,679

INCOME BEFORE TAXES ON INCOME	348,076	189,921	199,789	155,101	77,402	44,427
TAXES ON INCOME	122,842		66,374		27,317	14,759

NET INCOME FOR THE PERIOD	225,234	189,921	133,415	155,101	50,085	29,668

EARNINGS PER SHARE ("EPS"):
Basic	1.23	1.05	0.73	0.85	0.27	0.16

Diluted	1.22	1.04	0.72	0.85	0.27	0.16

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING:
Basic	183,143,256	181,704,757	183,308,290	181,759,051	183,143,256	183,308,290

Diluted	184,852,967	183,316,602	184,912,233	181,803,143	184,852,967	184,912,233

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars
	6 month period ended June 30		6 month period ended June 30, 2004
	2004	2003
	(Unaudited)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	225,234	189,921	50,085
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	272,678	268,313	60,636
Amortization of deferred compensation related to employee
stock option grants, net	631	2,786	140
Liability for employee rights upon retirement	10,091	6,971	2,244
Accrued interest and exchange and linkage differences on
(erosion of) long-term liabilities	23,810	(75,520)	5,295
Erosion of security deposit		9,609
Deferred income taxes	120,721		26,845
Income tax benefit in respect of exercise of option granted
to employees	2,121		472
Capital gain on sale of fixed assets	(391)	(4,780)	(87)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(101,369)	3,970	(22,541)
Other	(1,469)	7,708	(327)
Increase (decrease) in accounts payable and accruals:
Trade	65,405	(77,473)	14,544
Other	(24,190)	30,810	(5,379)
Decrease (increase) in inventories	(51,900)	27,234	(11,541)
Increase in asset retirement obligations	132		29

Net cash provided by operating activities	541,504	389,549	120,415

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(260,229)	(199,643)	(57,868)
Proceeds from sale of fixed assets	552	7,466	123
Purchase of additional spectrum	(48,850)	(34,977)	(10,863)
Funds in respect of employee rights upon retirement	(8,538)	(8,108)	(1,899)

Net cash used in investing activities	(317,065)	(235,262)	(70,507)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	16,241	473	3,613
Repayment of long term bank loans	(239,500)	(150,700)	(53,258)

Net cash used in financing activities	(223,259)	(150,227)	(49,645)

INCREASE IN CASH AND CASH EQUIVALENTS	1,180	4,060	263
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,774	1,360	839

CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,954	5,420	1,102

Supplementary information on investing activities not involving cash flows

At June 30, 2004 and 2003, trade payables include NIS 120,070,000 ($ 26,700,000) (unaudited) and NIS 56,468,000 (unaudited), respectively, in respect of acquisition of fixed assets. These balances are recognized in these statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS
AND EBITDA

	New Israeli shekels*		Convenience translation into U.S. dollars**
	6 month period ended June 30		6 month period ended June 30, 2004
	2004	2003
	( U n a u d i t e d )
	I n t h o u s a n d s
Reconciliation between operating cash flows and
EBITDA:
Net cash provided by operating activities	541,504	389,549	120,414

Liability for employee rights upon retirement	(10,091)	(6,971)	(2,244)
Erosion of (accrued interest and exchange and linkage
differences on) long-term liabilities	(23,810)	75,520	(5,295)
Erosion of security deposit	-	(9,609)	-
Increase (decrease) in accounts receivable:
Trade	101,369	(3,970)	22,541
Other	1,469	(7,708)	327
Decrease (increase) in accounts payable and accruals:
Trade	(65,405)	77,473	(14,544)
Other	24,190	(30,810)	5,379
Increase (decrease) in inventories	51,900	(27,234)	11,541
Increase in assets retirement obligation	(132)	-	(29)
Financial expenses***	148,494	153,760	33,021

EBITDA	769,488	610,000	171,111

*	The financial statements have been prepared on the basis of historical cost.

**	The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at June 30, 2004: US $1.00 equals 4.497 NIS.

***	Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

	New Israeli shekels
	3 month period ended
	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004
	( U n a u d i t e d )
	I n t h o u s a n d s

REVENUES - net	1,077,239	1,196,284	1,162,930	1,218,646	1,254,580
COST OF REVENUES	739,831	809,072	807,241	855,666	863,723

GROSS PROFIT	337,408	387,212	355,689	362,980	390,857
SELLING AND
MARKETING
EXPENSES	81,282	83,291	71,143	91,724	76,504
GENERAL AND
ADMINISTRATIVE
EXPENSES	38,099	36,937	44,997	35,941	48,553

OPERATING PROFIT	218,027	266,984	239,549	235,315	265,800
FINANCIAL
EXPENSES - net	62,926	98,409	64,887	87,028	66,011
LOSS OF IMPAIRMENT
OF INVESTMENT IN
NON-MARKETABLE
SECURITIES			3,530

INCOME BEFORE
TAXES ON INCOME	155,101	168,575	171,132	148,287	199,789
TAX BENEFIT (TAXES
ON INCOME)			633,022	(56,468)	(66,374)

NET INCOME FOR THE
PERIOD	155,101	168,575	804,154	91,819	133,415

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

Summary Operating Data

	JUNE 30, 2004	JUNE 30, 2003
Subscribers (in thousands)	2,202	1,949
Estimated share of total Israeli mobile telephone subscribers	32%	29%
Churn rate in quarter	3.3%	3.5%
Average monthly usage in quarter per subscriber (minutes)	283	277
Average monthly revenue in year per subscriber, including in-roaming revenue (NIS)	171	171
Number of operational base stations (in parenthesis number of micro sites out of total number of base stations)	2,178(733)	2,104(753)
Subscriber acquisition costs in quarter per subscriber (NIS)	293	452
Number of employees (full-time equivalent)	3,084	2,748

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM FINANCIAL STATEMENTS

AT JUNE 30, 2004

(Unaudited)

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM FINANCIAL STATEMENTS

AT JUNE 30, 2004

(Unaudited)

The amounts are stated in New Israeli Shekels (NIS) in thousands.

July 30, 2004

The Board of Directors of
Partner Communications Company Ltd

Re:	Review of condensed consolidated unaudited interim
financial statements for the periods ended June 30, 2004

At your request, we have reviewed the condensed consolidated interim balance sheet of Partner Communications Company Ltd. (hereafter – the Company) at June 30, 2004, the condensed consolidated statements of operations for the 6 and 3 month periods then ended and condensed consolidated statements of changes in shareholders’ equity and cash flows for the 6 month period then ended. Our review was performed in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel. Inter alia, these procedures, include: reading of the aforementioned financial statements, reading of minutes of meetings of shareholders and the board of directors and making inquiries of Company officers responsible for financial and accounting matters.

Since our review was limited in scope and did not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the above-mentioned condensed consolidated interim financial statements.

During our review, nothing came to our attention that indicated that significant adjustments should be made in the said interim consolidated condensed financial statements in order for them to be considered as having been prepared in accordance with accounting principles generally accepted in United State and in accordance with SEC regulations for interim financial statements (Regulations S-X: Item 210.10-01).

Sincerely yours,

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	4,954	3,774	1,102	839
Accounts receivable:
Trade	551,131	482,141	122,555	107,214
Other	58,012	56,543	12,900	12,573
Inventories	154,761	102,861	34,414	22,873
Deferred income taxes	211,859	220,000	47,111	48,922

T o t a l current assets	980,717	865,319	218,082	192,421

INVESTMENTS AND LONG-TERM
RECEIVABLES:
Accounts receivables - trade	46,285	13,906	10,292	3,092
Funds in respect of employee rights upon retirement	67,262	58,724	14,957	13,059

	113,547	72,630	25,249	16,151

FIXED ASSETS, net of accumulated depreciation
and amortization	1,771,920	1,694,584	394,023	376,826

LICENSE AND DEFERRED CHARGES,
net of amortization	1,355,515	1,325,948	301,427	294,852

DEFERRED INCOME TAXES	301,172	413,752	66,972	92,006

	4,522,871	4,372,233	1,005,753	972,256

Date of approval of the financial statements: July 28, 2004.

—————————————— Amikam Cohen Chief Executive Officer	—————————————— Alan Gelman Chief Financial Officer

3

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term bank loans		119,853		26,652
Accounts payable and accruals:
Trade	519,765	387,818	115,580	86,239
Other	232,212	252,585	51,637	56,167

T o t a l current liabilities	751,977	760,256	167,217	169,058

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	1,570,728	1,687,215	349,283	375,187
Notes payable	786,975	766,325	175,000	170,408
Liability for employee rights upon retirement	86,597	76,506	19,257	17,013
Asset retirement obligations	6,803	6,367	1,513	1,416

T o t a l long-term liabilities	2,451,103	2,536,413	545,053	564,024

T o t a l liabilities	3,203,080	3,296,669	712,270	733,082

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2003 and
June 30, 2004 - 235,000,000 shares;
issued and outstanding - December 31, 2003 -
182,695,574 shares and June 30, 2004 -
183,461,591 shares	1,835	1,827	408	406
L e s s - receivable in respect of shares	(852)	(4,374)	(189)	(972)
Capital surplus	2,317,188	2,303,055	515,274	512,131
Deferred compensation	(1,179)	(2,509)	(262)	(558)
Accumulated deficit	(997,201)	(1,222,435)	(221,748)	(271,833)

T o t a l shareholders' equity	1,319,791	1,075,564	293,483	239,174

	4,522,871	4,372,233	1,005,753	972,256

The accompanying notes are an integral part of these condensed financial statements.

4

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels				Convenience translation into U.S. dollars (see note 2b)
	6 month period ended June 30,		3 month period ended June 30,		6 month period ended June 30, 2004	3 month period ended June 30, 2004
	2004	2003	2004	2003
	( U n a u d i t e d )
	In thousands (except per share data)

REVENUES - net :
Services	2,233,864	1,943,108	1,138,254	1,003,137	496,745	253,114
Equipment	239,362	165,397	116,326	74,102	53,227	25,867

	2,473,226	2,108,505	1,254,580	1,077,239	549,972	278,981

COST OF REVENUES :
Services	1,393,048	1,240,561	709,562	618,002	309,773	157,785
Equipment	326,341	279,582	154,161	121,829	72,568	34,281

	1,719,389	1,520,143	863,723	739,831	382,341	192,066

GROSS PROFIT	753,837	588,362	390,857	337,408	167,631	86,915
SELLING AND MARKETING EXPENSES	168,228	159,574	76,504	81,282	37,409	17,012
GENERAL AND ADMINISTRATIVE EXPENSES	84,494	80,453	48,553	38,099	18,789	10,797

OPERATING PROFIT	501,115	348,335	265,800	218,027	111,433	59,106
FINANCIAL EXPENSES - net	153,039	158,414	66,011	62,926	34,031	14,679

INCOME BEFORE TAXES ON INCOME	348,076	189,921	199,789	155,101	77,402	44,427
TAXES ON INCOME	122,842		66,374		27,317	14,759

NET INCOME FOR THE PERIOD	225,234	189,921	133,415	155,101	50,085	29,668

EARNINGS PER SHARE ("EPS"):
Basic	1.23	1.05	0.73	0.85	0.27	0.16

Diluted	1.22	1.04	0.72	0.85	0.27	0.16

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING:
Basic	183,143,256	181,704,757	183,308,290	181,759,051	183,143,256	183,308,290

Diluted	184,852,967	183,316,602	184,912,233	181,803,143	184,852,967	184,912,233

The accompanying notes are an integral part of these condensed financial statements.

5

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENT
OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Receivables in respect of shares issued	Capital surplus	Deferred compensation	Accumulated deficit	Total
	I n t h o u s a n d s

New Israeli shekels (note 2b)
BALANCE AT JANUARY 1, 2004 (audited)	1,827	(4,374)	2,303,055	(2,509)	(1,222,435)	1,075,564
CHANGES DURING THE 6 MONTHS
ENDED JUNE 30, 2004 (unaudited):
Exercise of options granted to employees	8	3,522	12,711			16,241
Income tax benefit in respect of exercise
of options granted to employees			2,121			2,121
Amortization of deferred compensation
related to employee stock option grants,
net of deferred compensation with
respect to employee stock options
Forfeited			(699)	1,330		631
Net income					225,234	225,234

BALANCE AT JUNE 30, 2004 (unaudited)	1,835	(852)	2,317,188	(1,179)	(997,201)	1,319,791

Convenience translation into U.S. dollars
(note 2b)
BALANCE AT JANUARY 1, 2004 (audited)	406	(972)	512,131	(558)	(271,833)	239,174
CHANGES DURING THE 6 MONTHS
ENDED JUNE 30, 2004 (unaudited):
Exercise of options granted to employees	2	783	2,827			3,612
Income tax benefit in respect of exercise
of options granted to employees			472			472
Amortization of deferred compensation
related to employee stock option grants,
net of deferred compensation with
respect to employee stock options
forfeited			(156)	296		140
Net income					50,085	50,085

BALANCE AT JUNE 30, 2004 (unaudited)	408	(189)	515,274	(262)	(221,748)	293,483

The accompanying notes are an integral part of these condensed financial statements.

6

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)
	6 month period ended June 30		6 month period ended June 30, 2004
	2004	2003
	(Unaudited)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	225,234	189,921	50,085
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	272,678	268,313	60,636
Amortization of deferred compensation related to employee
stock option grants, net	631	2,786	140
Liability for employee rights upon retirement	10,091	6,971	2,244
Accrued interest and exchange and linkage differences on
(erosion of) long-term liabilities	23,810	(75,520)	5,295
Erosion of security deposit		9,609
Deferred income taxes	120,721		26,845
Income tax benefit in respect of exercise of option granted
to employees	2,121		472
Capital gain on sale of fixed assets	(391)	(4,780)	(87)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(101,369)	3,970	(22,541)
Other	(1,469)	7,708	(327)
Increase (decrease) in accounts payable and accruals:
Trade	65,405	(77,473)	14,544
Other	(24,190)	30,810	(5,379)
Decrease (increase) in inventories	(51,900)	27,234	(11,541)
Increase in asset retirement obligations	132		29

Net cash provided by operating activities	541,504	389,549	120,415

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(260,229)	(199,643)	(57,868)
Proceeds from sale of fixed assets	552	7,466	123
Purchase of additional spectrum	(48,850)	(34,977)	(10,863)
Funds in respect of employee rights upon retirement	(8,538)	(8,108)	(1,899)

Net cash used in investing activities	(317,065)	(235,262)	(70,507)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	16,241	473	3,613
Repayment of long term bank loans	(239,500)	(150,700)	(53,258)

Net cash used in financing activities	(223,259)	(150,227)	(49,645)

INCREASE IN CASH AND CASH EQUIVALENTS	1,180	4,060	263
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,774	1,360	839

CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,954	5,420	1,102

Supplementary information on investing activities not involving cash flows

At June 30, 2004 and 2003, trade payables include NIS 120,070,000 ($ 26,700,000) (unaudited) and NIS 56,468,000 (unaudited), respectively, in respect of acquisition of fixed assets. These balances are recognized in these statements upon payment.

The accompanying notes are an integral part of these condensed financial statements.

7

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(Unaudited)

1.	Nature of operations:

Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel.

2.	Basis of presentation:

a.	The condensed consolidated interim financial statements at June 30, 2004 and for the six and three month period then ended (“the interim financial statements”) have been prepared in condensed form, in accordance with accounting principles generally accepted in the United States for interim financial statements. The generally accepted accounting principles applied in preparation of the interim statements are consistent with those applied in preparation of the annual financial statements; nevertheless, the interim financial statements do not include all the information and notes required for annual financial statements. In management’s opinion, interim financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles in the United States, for the period presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

b.	The financial statements have been prepared on the basis of historical cost of Israeli currency. All figures in the interim financial statements are presented in nominal new Israeli shekels (“NIS”).

The changes in the exchange rate of the U.S. dollar and the Israeli CPI are:

	Exchange rate of the U.S. dollar	Israeli CPI
	%	%

Six months ended June 30,
2004	2.7	1.4
2003	(9.0)	(0.5)
Three months ended June 30:
2004	(0.7)	1.5
2003	(8.0)	(1.3)
Year ended December 31, 2003	(7.6)	(1.9)

The Nominal NIS figures at June 30, 2004 and December 31, 2003 and for the six and three month periods ended at June 30, 2004 have been translated into U.S. dollars using the representative exchange rate of the U.S. dollar at June 30, 2004 ($ 1 = NIS 4.497). The translation was made solely for convenience. The translated U.S. dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, U.S. dollars.

8

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2004
(Unaudited)

3.	Stock based compensation

The Company accounts for its employee stock option plans using the treatment prescribed by APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under APB 25, compensation cost for employee stock option plans is charged to shareholders’ equity, on the date of grant of the options, under “deferred compensation costs” and is then amortized over the vesting period using the accelerated method of amortization.

FAS No. 123 “Accounting for Stock-Based Compensation”, establishes a fair value based method of accounting for employee stock options or similar equity instruments, and encourages adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. The Company has elected to continue accounting for employee stock option plans according to APB 25, and accordingly discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value based method as defined in FAS 123.

No options were granted during the six-months period ended June 30, 2004 and 2003.

The following table illustrates the effect on net income and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation

					Convenience translation into
					U.S. dollars
	New Israeli shekels				(see note 2b)
	6 month period ended June 30,		3 month period ended June 30,		6 month period ended June 30, 2004	3 month period ended June 30, 2004
	2004	2003	2004	2003
	( U n a u d i t e d )
	In thousands (except EPS data)

Net income for the period, as reported	225,234	189,921	133,415	155,101	50,085	29,668
Add: stock based employee compensation
expense, included in reported net
income (2004 - net of income taxes)	404	2,786	160	1,838	90	36
Deduct: stock based employee compensation
expense determined under fair value
method for all awards (2004 - net of
income taxes)	(2,425)	(7,437)	(1,526)	(3,153)	(539)	(339)

Pro-forma net income	223,213	185,270	132,049	153,786	49,636	29,365

EPS:
Basic - as reported	1.23	1.05	0.73	0.85	0.27	0.16

Basic - pro forma	1.22	1.02	0.72	0.85	0.27	0.16

Diluted - as reported	1.22	1.04	0.72	0.85	0.27	0.16

Diluted - pro-forma	1.21	1.01	0.71	0.85	0.27	0.16

9

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2004
(Unaudited)

4.	Recent accounting pronouncement

FAS 132 (revised 2003)

In December 2003, the FASB issued FAS No. 132 (revised 2003), “Employers’Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 (“FAS 132 (revised 2003)”) “. This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. Part of the new disclosures provisions were effective for 2003 calendar year-end financial statements and accordingly have been applied by the Company in the 2003 annual consolidated financial statements. The rest of the provisions of this Statement, which have a later effective date, are currently being evaluated by the Company.

5.	Contingencies:

a)	On October 28, 1999, an Israeli consumer organization lodged a claim against the Company, alleging a variety of consumer complaints and requested that this claim be recognized as a class action.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations to file class action claims.

Another claim, involving a substantial amount, which was filed by a private consumer who had previously asked to join the above class action, has been brought again before the court. The court had previously frozen the proceedings of the private consumer’s claim, until a decision was made in the case filed by the consumer organization.

On May 25, 2003, the private consumer filed a request to amend his motion to file a class action claim and a proposed amended motion and claim. The motion to amend was granted. The Company has submitted its response. According to a procedural agreement between the parties, both the private consumer and the Company have submitted written summations and responses.

While the amount of the claim is substantial, the ultimate liability cannot be determined because of the considerable uncertainties that exist. At this stage, unless and until the claim is certified as class action, the Company and its legal council are unable to evaluate the probability of success of such claim and therefore no provision has been made. In addition, the Company and its legal advisers are of the opinion that in light of the facts known at this early stage, the chances that a material amount would be ordered in favor of the plaintiffs are low.

10

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2004
(Unaudited)

5.	Contingencies (continued):

b)	On July 8, 2001, a claim was filed against the Company for alleged violation of supplier’s exclusivity agreement. For filing purposes, the claim was set at NIS 18 million; however, this amount can be increased by the claimant.

At his stage, since preliminary proceedings between the parties are yet to take place, and the parties are holding negotiations and the claim concerns a contract interpretation issue, the Company and its legal counsel are unable to evaluate the probability of success of the said litigation, and therefore no provision has been made.

c)	On April 8, 2002, a claim was filed against the Company, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. Only preliminary hearings have taken place and the parties await a decision by the court with regards to a preliminary motion to dismiss, which was submitted by the Company.

At this stage, and until the claim is certified as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition the Company and its legal council are of the opinion that even if the request to approve this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

d)	On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to approve this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million. The Company has filed its response on October 1, 2003.

At this stage, no hearings have taken place and unless and until the claim is certified as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

11

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2004
(Unaudited)

5.	Contingencies (continued):

e)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

f)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company. The accounts do not include a provision in respect thereof.

g)	On July 15, 2003, the Ministry of Communications decided to decrease the deduction rate in respect of payments that “Bezeq” The Israel Communication Corp. Limited fails to collect from its customers for using the Company’s network to 1.1% from 2.5%. The decision is effective retroactively for the period from October 2, 2000 and through August 31, 2003. As from September 1, 2003 the deduction rate was cancelled altogether.

Bezeq has lodged an appeal with the Jerusalem District Court against the Minister’s decision.

On January 6, 2004, the Supreme Court – within the framework of Partner’s appeal against the District Court’s verdict in respect of previous case between the parties, that related to Bezeq’s failure to collect payments from its customers for using the Company’s network for calls from fixed lines to mobile lines – ruled that the Minister’s decision concerning the aforementioned deduction of 1.1% shall also apply to the period from March 1, 2000 to October 2, 2000, and that this deduction rate shall remain in effect or shall be amended in accordance with the outcome of the appeal lodged by Bezeq against the aforesaid decision of the Minister.

At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the appeal, therefore the effect of the Ministry of Communication’s decision on the Company’s results (income of approximately NIS 19.5 million), was not recognized.

12

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2004
(Unaudited)

6.	On March 15, 2004, the Company signed a Memorandum Of Agreement (“MOA”) with Matav – Cable Systems Media Ltd. (“Matav”) and its shareholders, Dankner Investments Ltd. and Delek Investments Ltd.-, which are all considered related parties of the Company.

Matav is an Israeli cable television provider and its shares are registered both in the US and Israel.

The MOA has since expired and the Company has discontinued negotiations regarding this transaction.

7.	On June 29, 2004, the Israeli Parliament passed the Income Tax Ordinance Amendment(No. 140 and Ad Hoc Provision) Law, 2004 (hereafter – the Amendment), which provides for the gradual reduction – commencing from January 1, 2004 – in the rate of corporate tax from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 – 34%, in 2006 – 32%, and in 2007 and thereafter – 30%. The Amendment was signed at the beginning of July 2004 by the officials authorized by the State of Israel to approve it, and was published in the Official Gazette of the Government of Israel on July 11, 2004.

In accordance with FAS 109 (“Accounting for income taxes”) the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law at balance sheet date. Since, as at June 30, 2004, the Amendment had not yet been “enacted”, as defined in FAS 109, the measurement of the current and deferred taxes for the three months and six months ended June 30, 2004 is made without taking the aforementioned Amendment into consideration.

The effect of the Amendment will be included in the financial statements for the period of the three months ended September 30, 2004, resulting in an increase in the Company’s income tax expenses (current and deferred) for that period by NIS 34.5 million.

8.	On July 28, 2004, the Board of Directors of the Company approved the permanent reduction of the long-term bank facility by an aggregate of approximately $100 million. The reduction shall occur in steps by the end of the year.

13

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: July 28, 2004